SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                 --------------

                                  SCHEDULE 13D


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)




                          	EXAR CORPORATION
                          -----------------------------
                                (Name of Issuer)

                                  COMMON STOCK
                          -----------------------------
                         (Title of Class of Securities)

                                    300645108
                                    ---------
                                 (CUSIP Number)

                              Guy Lavergne, ESQ.
                              2051 Bordelais
                              St-Lazare
                              Quebec, Canada
                              J7T 3C6
                              (514) 245-0949
                                 --------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 25, 2007
                                 --------------
             (Date of Event Which Requires Filing of This Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. / /

            Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.


- --------

1           The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ALONIM INVESTMENTS INC.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) /X/
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
               WC
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES


BENEFICIALLY                    7,591,607
 OWNED BY                   See Footnote (1)
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                               7,591,607
                            See Footnote (1)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     7,591,607   See Footnotes (1) and (1.1)
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                              /X
                                 See Footnote (2)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.6 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
==============================================================================

(1) All 7,591,607 shares of outstanding common stock are held indirectly through wholly owned affiliate Rodfre Holding LLC.

(2) Excludes shares beneficially owned respectively by Rodney H. Miller, and MJM Publicity Ltd. Pursuant to Rule 13D-4 of the Securities Exchange Act of 1934. Robert G. Miller, Robmilco Holdings Inc., as well as Alonim Investments Inc. and their respective affiliates do hereby disclaim the beneficial ownership of shares held respectively by MJM Publicity Ltd.
and Rodney H. Miller.

(2.1) This proportion was calculated based upon a denominator of 52,007,601 outstanding shares.

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ROBMILCO HOLDINGS INC.
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     N/A
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY         - 7,591,607 -  See Footnote (3)
 OWNED BY
   EACH
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                     - 7,591,607 -  See Footnote (3)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 7,591,607 - See Footnote (3)
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             /X
               See Footnote (4)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     14.6 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     CO
================================================================================

3. These are the same shares as reported by Alonim Investments Inc.

4. Excludes shares beneficially owned respectively by Rodney H. Miller, and MJM Publicity Ltd. Pursuant to Rule 13D-4 of the Securities Exchange Act of 1934, Robert G. Miller, Robmilco Holdings Inc., as well as Alonim Investments Inc. and their respective affiliates do hereby disclaim the beneficial ownership of shares held respectively by MJM Publicity Ltd. and Rodney H. Miller.


================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 ROBERT G. MILLER
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------

     4         SOURCE OF FUNDS*
                     N/A
- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 7,591,607 -
 OWNED BY
   EACH                         See Footnote (5)
 REPORTING
PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 0 -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 7,591,607 -

                                See Footnote (5)
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 0 -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 7,591,607 -  See Footnote (5)
- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                             /X
               See Footnote (6)


- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    14.6 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
================================================================================
5 - These are the same shares as reported by Alonim Investments Inc.


6 - Excludes shares beneficially owned respectively by Rodney H. Miller, and MJM Publicity Ltd. Pursuant to Rule 13D-4 of the Securities Exchange Act of 1934, Robert G. Miller, Robmilco Holdings Inc. ,as well as Alonim Investments Inc. and their respective affiliates do hereby disclaim the beneficial ownership of shares held respectively by MJM Publicity Ltd. and Rodney H. Miller.

================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                 Rodney H. Miller
- ------------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /

                                                                         (b) /X/
- ------------------------------------------------------------------------------
     3         SEC USE ONLY

- ------------------------------------------------------------------------------
     4         SOURCE OF FUNDS*
                     PF, AF

- ------------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
- ------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     CANADA
- ------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    - 0 -
 OWNED BY
   EACH
 REPORTING

PERSON WITH    -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                - 150,277 See Footnote (7) -
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                - 0 -

               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                - 150,277 Footnote (7) -
- ------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                     - 116,882 -

- ------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES


               CERTAIN SHARES*                                              /X/

               See Footnote (8)
- ------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                     0,22 %  See Footnote (2.1)
- ------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                     IN
==============================================================================

7 - Rodney H. Miller and MJM Publicity Ltd., beneficially own respectively 77.77% and 22.227% of the voting stock of the parent company of Joie Investment Holding LLC, which holds these 150,277 shares of the Issuer. They have joint disposition and voting power over these shares.

8 - Excludes shares beneficially owned by Alonim Investments Inc. and MJM Publicity Ltd. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, Rodney H. Miller does hereby disclaim beneficial/ownership of securities of the Issuer held respectively by Alonim Investments Inc. (including securities held through affiliates Rodfre Holding LLC and Rodfre - Lending LLC) and MJM Publicity Ltd.

==============================================================================

================================================================================
Item 1.  Security and Issuer

         This Initial Schedule 13D relates to the shares of common stock of Exar Corporation, a Delaware corporation (the Company). The Companys registered office is located at 48720 Kato Road, Fremont, California 94538.


Item 2.  Identity and Background

         This Amendment is being filed by Alonim Investments Inc.

(acting on its own behalf and on behalf of its wholly owned affiliates Rodfre Investments Inc., Rodfre Lending LLC, and Rodfre Holding LLC), by Robmilco Holdings Ltd., by Robert G. Miller; and by Rodney H. Miller (the latter acting on his own behalf and on behalf of Joie Investment Holding LLC) (each, a Reporting Person and collectively, the Reporting Persons).


Alonim Investments Inc. is a corporation incorporated pursuant to and governed by the Canada Business Corporations Act. Its sole activity is as a private holding company. Its registered offices are located at 1501 McGill College Avenue, 26th Floor, Montreal, Quebec, H3A 3N9. Its shareholders are Robmilco Holdings Ltd., and a trust whose beneficiaries are the children of Robert G. Miller, namely: Rodney H. Miller and Frederick H. Miller.

Rodfre Holdings LLC is a Delaware limited liability company. Its sole activity is as a private holding company. Rodfre Holdings LLC is a wholly owned subsidiary of Alonim Imvestments Inc.

Robmilco Holdings Ltd. is a corporation incorporated pursuant to and governed by the Canada Business Corporations Act. Its sole activity is as a private holding company. Its registered offices are located at 1501 McGill College Avenue, 26th Floor, Montreal, Quebec, H3A 3N9. Its majority shareholder is Robert G. Miller.

Robert G. Miller is a Canadian citizen. His residential addess is 78 Summit Crescent, in Montreal (Westmount), Quebec, Canada. Mr. Millers principal occupation is as President and CEO of Future Electronics Inc., a worldwide electronics component distributor. Future Elecxtronics Inc. has its corporate headquarters at 237 Hymus Boulevard, in the City of Montreal (Pointe Claire), Quebec, Canada, H9R 5C7.


Rodney H. Miller is a Canadian citizen. His residential addess is 78 Summit Crescent, in Montreal (Westmount), Quebec, Canada. His principal occupation is as President of Quantum Leap Research Inc.
Quantum Leap Research Inc. has its corporate headquarters at 237 Hymus Boulevard, in the City of Montreal (Pointe Claire), Quebec, Canada, H9R 5C7.


None of the reporting Persons has been convicted in a criminal proceeding, over the last five years.

Further, over the last five years, none of the Reporting Persons has been a party to civil or administrative proceedings which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.



Item 3.  Source and Amount of Funds or Other Consideration

         Alonim Investments Inc. has acquired the common stock (the "Shares") as a result of the Exar Corporation-Sipex Corporation merger effective as of August 25, 2007, in consideration of its block of 11,366,383 shares of Sipex common stock, which includes 2,798,507 shares of Sipex common stock acquired through the conversion of a $15,000.000 Senior Convertible Note.


Item 4.  Purpose of Transaction

         Alonim Investments Inc. has acquired the Shares solely as an investment.

	Future Electronics Inc. ("Future"), is a company governed by the laws of the Province of New Brunswick, Canada, that is owned and controlled by Alonim Investments Inc. Future is a non-exclusive distributor of the Exar lines of semi-conductors, and the exclusive distributor of its Sipex line of products for North America and Europe.


Item 5.  Interest in Securities of the Issuer

(a) As of August 25, 2007, Alonim Investments Inc. owned beneficially and of record 7,591,607 shares of common stock of the Issuer, through its wholly owned affiliate, Rodfre Holdings LLC, which constitutes approximately 14.6% of the Common Stock outstanding.

         As of August 25, 2007, Robmilco Holdings Ltd. had no direct beneficial ownership of the Common Stock outstanding. Its only indirect beneficial ownership is as reported by Alonim
         Investments Inc.

(b) Alonim Investments Inc. has the sole power to vote and to dispose of the 7,591,607 common shares held in its name.
         Mr. Robert G. Miller, the sole director and president of Alonim Investments Inc., may be deemed to share the power to vote or direct the voting of and to dispose or direct the voting of or disposition of the Common Stock of the Company owned by Alonim Investments Inc. as a result of his management position with Alonim Investments Inc.

(c) Rodney H. Miller shares with MJM Publicity Ltd. the power to vote and to dispose of the 150,277 shares of common stock of the Issuer. held through Joie Investment Holding LLC.

(d)	 Over the course of the past 60 days, neither Alonim Investments
	 Inc. nor Rodney H. Miller has disposed of any securities of the Issuer. Over such period of time, Alonim Investments Inc. has not acquired Shares of the common stock of the issuer,other than as a result of the Sipex-Exar merger.

(e) Except as described in this statement, no person has the power to direct the receipt of dividends on or the proceeds of sales of the Shares owned by the Reporting Persons.

(f)      Not applicable.



Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

	  Prior to the Sipex Corp.-Exar Corp. merger, Rodfre Holdings LLC and Exar Corp. entered into that certain Lock Up and Standstill Agreement dated as of May 7, 2007, which is appended hereto as Exhibit A.

         Except as described in Items 2-4 of this statement, none of the Reporting Persons has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to transfer or voting of any of the securities of the Company, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.

Item 7.  Materials to be Filed as Exhibits

         A - Lock Up and Standstill Agreement dated May 7, 2007.


Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 4, 2007                             Alonim Investments INc.


                                                     /s/ Guy Lavergne, ESQ.
                                                     ---------------------------
                                                     Guy Lavergne, Attorney





Signature
                                   ----------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 4, 2007                            Robmilco Holdings Inc.



                                                     /s/ Guy Lavergne, ESQ.
                                                     ---------------------------
                                                     Guy Lavergne, Attorney



Signature
                                   ----------

            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  September 4, 2007                            Robert G. Miller



                                                     /s/ per: Guy Lavergne, ESQ.
                                                     ---------------------------
                                                     Guy Lavergne, Attorney



Item 7. Materials to be Filed as Exhibits

        Exhibit A:  Lock up and Standstill Agreement



Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 4, 2007                        Rodney H. Miller



                                                 /s/ per: Guy Lavergne, Esq.
                                                 ---------------------------
                                                 Guy Lavergne, Attorney

----------------------------------------------------------------------------

EXHIBIT A

LOCK UP AND STANDSTILL AGREEMENT

May 7, 2007

Exar Corporation
48720 Kato Road
Fremont, California 94538

Ladies and Gentlemen:
       The undersigned (the Stockholder) is the owner of record or beneficially of certain shares of common stock, par value $0.01 per share, of Sipex Corporation (Sipex Shares) or securities convertible into or exchangeable or exercisable for Sipex Shares. This Lock up and Standstill Agreement (this Agreement) is being executed in connection with the Agreement and Plan of Merger of even date herewith (the Merger
Agreement), by and among Exar Corporation, a Delaware corporation
(Exar), Sipex Acquisition Corp., a Delaware corporation wholly owned subsidiary of Exar (Merger Sub), and Sipex Corporation, a Delaware corporation (Sipex), pursuant to which Merger Sub will be merged with and into Sipex (the Merger) with Sipex surviving the Merger as a wholly owned Subsidiary of Exar. Capitalized terms used herein and not otherwise defined shall have the respective meanings assigned to them in the Merger Agreement.
       At the Effective Time, (i) each Sipex Share owned by the Stockholder as of the Effective Time shall automatically be converted into the right to receive a portion of a share of Exar Common Stock based on the Exchange Ratio and (ii) except for Notes, which shall be converted as per Section 8 below, each option or other convertible or exercisable security entitling the holder thereof to acquire Sipex
Shares (the Sipex Derivative Securities) outstanding as of the
Effective Time will be converted into an option or other security to acquire shares of Exar Common Stock at a price and in an amount based on the Exchange Ratio (the Exar Derivative Securities).
       The Stockholder recognizes that the Merger and the other transactions contemplated by the Merger Agreement will be of benefit to the Stockholder and all holders of Sipex Shares and Sipex Derivative Securities. The Stockholder acknowledges that Exar is relying on the representations and agreements of the Stockholder contained in this Agreement in entering into the Merger Agreement and consummating the transactions contemplated thereby. The Stockholder further understands that this Agreement is coupled with an interest and is irrevocable and shall be binding upon the Stockholders heirs, legal representatives, successors and assigns.
       In connection with the Merger Agreement and the transactions contemplated thereby, in order to induce Exar to enter into the Merger Agreement and to proceed with the Merger, and in consideration of the foregoing, the Stockholder and Exar agree to the following:
              1. Lock up. Subject to the exceptions set forth in Sections 2 and 3 hereof, without the prior written consent of Exar, during the period commencing on the Closing Date and ending on the date that is the twelve month anniversary of the Effective Time of the Merger (the Lock up Period), the Stockholder will not: (a) directly or indirectly, sell, offer, contract or grant any option to sell
(including without limitation any short sale), pledge, transfer, establish an open put equivalent position within the meaning of Rule 16a 1(h) under the Exchange Act or otherwise dispose of (i) any shares of Exar Common Stock, (ii) any Exar Derivative Securities, or
(iii) any shares of Exar Common Stock issuable upon exercise, exchange or conversion of Exar Derivative Securities ((i), (ii) and (iii) are collectively referred to herein as the Exar Securities), in each case received or to be received by the Stockholder in the Merger or acquired before or after the Effective Time, and owned either of record or beneficially (as defined in Rule 13d 3 under the Exchange Act) by the Stockholder, (b) publicly announce an intention to do any of the foregoing, or (c) enter into any swap or other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequences of ownership of any Exar
Securities owned either of record or beneficially (as defined in Rule 13 d under the Exchange Act) by the Stockholder, whether any such swap or transaction is to be settled by delivery of Exar
Securities or other securities, in cash or otherwise (each of (a),(b) and (c), individually or collectively, is referred to herein as a Disposition).
              2. Exceptions to Restriction on Disposition.
Notwithstanding the foregoing Section 1, (a) the Stockholder may transfer Exar Securities to any wholly owned subsidiary of the


Stockholder or to a parent corporation owning 100% of the Stockholder or to entity that is wholly-owned by the same entity that wholly owns the Stockholder; provided, however, that in any such case, it shall be a condition to the transfer that the transferee execute an agreement for the benefit of Exar (which shall be an express third party beneficiary thereof) stating that the transferee is receiving and holding such Exar Securities subject to the provisions of this
Agreement and there shall be no further transfer of such Exar
Securities except in accordance with this Agreement; and (b) the
Stockholder may make Dispositions of Exar Securities in compliance with Section 3 hereof; and (c) the Stockholder may exchange Exar
Securities for the consideration payable to holders of such Exar
Securities pursuant to a merger, consolidation, tender offer, exchange offer or similar business combination transaction involving
Exar in which securities of Exar are converted into the right to receive consideration (an Exar Sale Transaction) which Exar Sale Transaction is approved by the Exar Board of Directors.
              3. Sale Limitations. During the Lock up Period, and notwithstanding the restrictions set forth in Section 1, the Stockholder shall have the right to Dispose of Exar Securities if the amount of Exar Securities so Disposed of by the Stockholder, together with the amount of any other Exar Securities Disposed of by the Stockholder within the applicable one of the following four (4) consecutive three (3) month periods:  (i) the three (3) month period commencing on the Effective
Time of the Merger, and ending three (3) months thereafter; (ii) the three (3) month period commencing on the day immediately following the end of the three (3)-month period referred to in (i), and ending three months thereafter; (iii) the three (3)-month period commencing on the day immediately following the end of the three (3) month period referred to in (ii), and ending three months thereafter; and (iv) the three (3) month period commencing on the day immediately following the end of the three (3) month period referred to in (iii), and ending three months thereafter, does not exceed 500,000 Exar Securities as adjusted, for stock splits, stock dividends, combinations and the like
(the Cap).  To the extent that the aggregate Dispositions of Exar
Securities by the Stockholder during any of the foregoing three
(3) month periods in the Lock up Period are equal to less than 500,000
Exar Securities plus, as the case may be, any carried over allotment from preceding three (3) month periods (such difference, the
Shortfall), the Cap for the subsequent three (3) month period shall be increased to an amount equal to the sum of 500,000 Exar Securities plus the Shortfall.
              4. Stop Transfer.  The Stockholder agrees and consents
to the entry of stop transfer instructions with Exars transfer agent and registrar against the transfer of the Exar Securities except in compliance with the restrictions set forth in Sections 1, 2 and 3 hereof.
              5. Standstill. The Stockholder shall not, nor shall any
of its directors, officers, employees, agents, advisors or other representatives (Representatives) on its behalf, without the prior written consent of Exar or its Board of Directors (or a duly empowered committee thereof):
              (a) during the Lock Up Period:
                  (1) acquire, offer to acquire, or agree to acquire, directly or indirectly, by purchase or otherwise, any voting securities or direct or indirect rights to acquire any voting securities of Exar or any Subsidiary thereof, or of any successor to or person in control of Exar, or any assets (other than assets in the ordinary course of business) of Exar or any Subsidiary or division thereof or of any such successor or controlling person;
provided, however, that the Stockholder may acquire voting securities of Exar, or any Subsidiary thereof, or of any successor to or person in control of Exar so long as its aggregate beneficial ownership of
Exar, such Subsidiary or such Person does not at any time during the
Lock up Period exceed 19% of the Exar voting securities (on a fully diluted basis assuming conversion or exercise of all outstanding Exar Derivative Securities); or
                  (2) or request Exar or any of its Representatives,
directly or indirectly, to amend or waive any provision of this
Section 5(a); and
              (b) during the period commencing on the Closing Date
and ending on the date that is the two (2) year anniversary of the
Effective Time of the Merger:
(1) subject to the Stockholders right to designate a
       representative for nomination by the Board of
       Directors for election as a director pursuant
       to Section 7(b) below, nominate any person to
       the Board of Directors of Exar;
       (2)	call or attempt to call a special meeting of the
       stockholder of Exar;
(3)	make, or in any way participate, directly or
indirectly, in any solicitation of proxies to vote
(as such terms are used in the rules of the SEC),
or seek to advise or influence any person or entity
with respect to the voting of any voting securities
of Exar (including, without limitation, making
any public statement in favor or support of any
proposal not approved by the Board of Directors of
Exar);
       (4)	make any public announcement with respect to, or
submit a proposal for, or offer of (with or without
conditions) any extraordinary transaction (including
a tender offer) involving Exar or any of its
securities or assets;
              	(5)	form, join or in any way participate in a group
as defined in Section 13(d)(3) of the Exchange Act,
in connection with any of the foregoing;
              	(6) 	request Exar or any of its Representatives,
directly or indirectly, to amend or waive any
provision of this Section 5(b).
              6. Exceptions to Standstill. Notwithstanding the
foregoing Section 5, nothing in this Agreement shall restrict the ability of any member of the Exar Board of Directors who is affiliated with the Stockholder from performing his or her duties as a director of
Exar and acting in his or her capacity as a director of Exar, including, without limitation, carrying out his or her fiduciary duties to the stockholders of Exar.
              7. Others Agreements. During the period commencing on
the Closing Date and ending on the date that is the two (2) year anniversary of the Effective Time of the Merger:
              (a) in the event that a meeting of the stockholders of
Exar is held (and at every adjournment or postponement thereof), the Stockholder shall, or shall cause the holder of record on the applicable record date to, appear at such meeting or otherwise cause its shares of Exar Common Stock to be counted as present thereat for purposes of establishing a quorum.
              (b) for so long as the Stockholder owns at least 5% of
the Exar voting securities (on a fully diluted basis assuming conversion or exercise of all outstanding Exar Derivative Securities), the
Stockholder shall be entitled to designate one (1) individual for nomination by the Board of Directors for election to the Board of
Directors of Exar, which nominee shall be reasonably acceptable to the Nominating Committee of the Board of Directors of Exar and which nominee shall initially be the affiliate of the Stockholder identified on Schedule 5.15(a) to the Merger Agreement (who shall be appointed to the Board of Directors of Exar as of the Effective Time of the Merger pursuant to
Section 5.15(a) of the Merger Agreement).
              8. Conversion of Notes. The Stockholder hereby covenants
and agrees to exercise its right to convert all outstanding Sipex Notes held by it for shares of Sipex Common Stock, with such conversion to be effective immediately prior to the Effective Time of the Merger. The Stockholder agrees to duly execute and deliver the irrevocable notice of conversion attached as Exhibit A with respect to the conversion of the
Sipex Notes as described above in this Section 8, and further covenants not to attempt to revoke such notice or otherwise change its election to so convert; provided that if the Merger Agreement is validly terminated prior to the Effective Time, then such notices may be revoked by the Stockholder. For the purpose of clarity, the $15,000,000 Sipex Note held by the Stockholder shall be convertible into 2,795,508 shares of Sipex
Common Stock, which shall themselves be convertible into shares of the
Exar Common Stock of, at the Exchange Ratio.
              9. Registration Statement. Exar shall, at its expense, file promptly after the Effective Time a registration statement on Form S 3
(the Registration Statement) under the Securities Act covering the resale by the Stockholder of the shares of Exar Common Stock received by it in exchange for shares of Sipex Common Stock in the Merger
(including share of Exar Common Stock issuable in exchange for shares of Sipex Common Stock received upon exercise of the Stockholders conversion of its Sipex Notes pursuant to Section 8 hereof); and shall use its commercially reasonable efforts to cause such Registration
Statement to become effective as soon as practicable after the
Effective Time and to keep such Registration Statement effective until the fifteen (15) month anniversary of the Effective Time, subject to Exars right to suspend effectiveness to the extent required by applicable Legal Requirements. Nothing in this Section 9, including the effectiveness of the Registration Statement, shall relieve the Stockholder from its obligations and restrictions pursuant to this Agreement, including the restrictions set forth in Section 1 and Section 3.
              10. Consents. The Stockholder hereby agrees that to the
extent Sipex issues any 9% Unsecured Junior Notes with Convertible
Interest due June 20, 2008 (the Rodfre Notes) to the Stockholder
pursuant to the Securities Purchase Agreement dated as of March 29,
2007, the Stockholder hereby consents to the proposed change of control as a result of the Merger pursuant to the Rodfre Notes and reserves all other rights under the Rodfre Notes that may arise as a result of the Merger.
              11. Representations and Warranties.   The Stockholder
represents and warrants to Exar that:
              (a) the execution, delivery and performance of this Agreement by the Stockholder does not, and the consummation by the Stockholder of the transactions contemplated hereby will not, result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a default (or give rise to any right of termination, cancellation, modification or acceleration) (whether after the giving of notice of or the passage of time or both) under any Contract to which the Stockholder is a party or which is binding on it, him or her or its, his or her assets and will not result in the creation of any Encumbrance on any of the assets or properties of the Stockholder (other than the Shares);
              (b) this Agreement has been duly executed by the Stockholder and constitutes the valid and legally binding obligation of the Stockholder, enforceable against the Stockholder in accordance with its terms, except as enforceability may be limited by bankruptcy and other similar laws and general principles of equity;
              (c) other than filings under the Exchange Act, no notices, reports or other filings are required to be made by the Stockholder with, nor are any consents, registrations, approvals, permits or authorizations required to be obtained by the Stockholder from, any Governmental Entity or any other Person, in connection with the execution and delivery of this Agreement by the Stockholder and
              (d) other than the Sipex Notes, the Stockholder does not hold any warrants or other securities convertible into or exercisable for shares of Sipex Common Stock.
              12. Condition to Effectiveness. Notwithstanding anything in this Agreement to the contrary, this Agreement shall not be effective until the Effective Time In the event the Merger Agreement is terminated in accordance with its terms, this Agreement shall also terminate.
              13. Miscellaneous.
              (a) Waiver. No waiver by any party hereto of any condition or any breach of any term or provision set forth in this Agreement shall be effective unless in writing and signed by the party waiving such condition or breach. The waiver of a condition or any breach of any term or provision of this Agreement shall not operate as or be construed to be a waiver of any other previous or subsequent breach of any term or provision of this Agreement. Any such waiver shall not be applicable or have any effect except in the specific instance in which it is given.
              (b) Severability. In the event that any provision of this Agreement or the application thereof, becomes or is declared by a court of competent jurisdiction to be illegal, void or unenforceable, the remainder of this Agreement will continue in full force and effect and the application of such provision to other Persons or circumstances will be interpreted so as reasonably to effect the intent of the parties hereto. The parties further agree to replace such void or unenforceable provision of this Agreement with a valid and enforceable provision that will achieve, to the extent possible, the economic, business and other purposes of such void or unenforceable provision.
              (c) Binding Effect; Assignment. The Stockholder may not assign this Agreement or any of its rights, interests, or obligations hereunder without the prior written approval of Exar, and any attempted assignment without such prior written approval shall be void. Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and permitted assigns.
              (d) Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.
              (e) Specific Performance; Injunctive Relief. Except as otherwise provided herein, any and all remedies herein expressly conferred upon a party will be deemed cumulative with and not exclusive of any other remedy conferred hereby, or by law or equity upon such party, and the exercise by a party of any one remedy will not preclude the exercise of any other remedy. The parties hereto agree that irreparable damage would occur to either party in the event that any of the provisions of this Agreement were not performed by the other party in accordance with their specific terms or were otherwise breached. It is accordingly agreed that either party shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement by the other party and to enforce specifically the terms and provisions hereof in any court of the United States or any state having jurisdiction, this being in addition to any other remedy to which they are entitled at law or in equity.
              (f) Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of law thereof.
              (g) Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM (WHETHER BASED ON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF
OR RELATING TO THIS AGREEMENT OR THE ACTIONS OF EXAR OR THE STOCKHOLDER IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT HEREOF.
              (h) Entire Agreement. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof, and is not intended to confer upon any other Person any rights or remedies hereunder.
              (i) Notices. All notices and other communications pursuant to this Agreement shall be in writing and deemed to be sufficient if contained in a written instrument and shall be deemed given if delivered personally, telecopied, sent by nationally recognized overnight courier or mailed by registered or certified mail (return receipt requested), postage prepaid, to the respective parties at the following address (or at such other address for a party as shall be specified by like notice):

		if to Exar, to:
		Exar Corporation
		Attention:
		Fax No.:

		with copies to

		O Melveny & Myers LLP
		with copies to

		O Melveny & Myers LLP
		2765 Sand Hill Road
		Menlo Park, CA 94025
		Attention:  Warren Lazarow/Steve Sonne
		Fax No.:  (650) 473 2601

              If to the Stockholder:
c/o Future Electronics Inc.
237 Hymus Boulevard
Pointe Claire QC  H9R 5C7
Attention  Guy Lavergne, Esq.
Associate General Counsel
Fax No. 514 694 7515

              (j) Headings. The section headings set forth in this Agreement are for convenience of reference only and shall not affect the construction or interpretation of this Agreement in any manner.
              (k) Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that all parties need not sign the same counterpart.
              (l) Rules of Construction. The parties hereto agree that they have been represented by counsel during the negotiation and execution of this Agreement and, therefore, waive the application of any law, regulation, holding or rule of construction providing that ambiguities in an agreement or other document will be construed against the party drafting such agreement or document.
              (m) Expenses. All costs and expenses incurred in connection with this Agreement shall be paid by the party incurring such cost or expense.

       The parties hereto have executed and delivered this Lock up and Standstill Agreement as of the date first written above.
       	EXAR CORPORATION
       	By:
       	Name:
       	Title:
       	RODFRE HOLDINGS LLC
       	By:   (S) Joe Prudente
       	Name: Joe Prudente
       	Address:  41 Main St., Bolton, Mass. 01740
       	Facsimile:  (978) 693 6038


Exhibit A
FORM OF NOTE CONVERSION NOTICE
Sipex Corporation
233 South Hillview Drive
Milpitas, California 95035
Attention: Chief Financial Officer
Wells Fargo Bank, National Association
707 Wilshire Blvd, 17th Floor
Los Angeles, CA 90017
Attention: Corporate Trust Services
Fax:  213 614 3355
     Pursuant to the Agreement and Plan of Merger dated as of May 7, 2007 (the Merger Agreement) by and among Sipex Corporation (Sipex), Exar Corporation (Espanol) and Side Acquisition Corp., a wholly owned subsidiary of Exar, Side Acquisition Corp. will be merged with and into Sipex (the Merger) with Sipex surviving as a wholly owned Subsidiary of Exar. The undersigned hereby irrevocably agrees to exercise the option to convert the attached Note (the Note) into shares of common stock of Sipex in accordance with the terms of the Indenture referred to in the Note, with such conversion to be effective immediately prior to the effective time of the Merger, and directs that the shares issuable and deliverable upon such conversion, together with any check in payment for fractional shares, be issued and delivered to the registered holder hereof. Any amount required to be paid by the undersigned on account of interest accompanies the Note.

     If you want the shares issuable on conversion of the Note credited to your balance account with The Depositary Trust Company through its Deposit Withdrawal At Custodian system, check the box: ??
Dated: May ___, 2007
				____________________________________

				____________________________________
		Signature(s)

____________________________________
Signature Guarantee
     Signature(s) must be guaranteed by an eligible Guarantor Institution (banks, stock brokers, savings and loan associations and credit unions) with membership in an approved signature guarantee medallion program pursuant to Securities and Exchange Commission Rule 17Ad 15 if shares of Common Stock are to be issued, or Notes to be delivered, other than to and in the name of the registered holder.